Exhibit 99.1

MATERIALISE

SHARE-BUY BACK PROGRAM

Leuven – 19 October 2026 – 22h00 CET	Regulated information[1]

Materialise reports on the progress of its share buy-back program announced on 30 October 2025.

19 October 2026 – Materialise NV (Euronext: MTLS) (Nasdaq: MTLS) (“Materialise”) (“the Company”) hereby discloses certain information in relation to its share buyback program announced on 30 October 2025, in accordance with Article 8:4 of the Royal Decree of 29 April 2019 implementing the Belgian Code on Companies and Associations. Under this program, Materialise has granted a discretionary mandate to an independent financial intermediary to repurchase Materialise shares for an amount of up to EUR 30 million.

Materialise reports the purchase of 106,794 Materialise shares in the period from 12 October 2026 up to and including 16 October 2026. The shares were repurchased at an average price of 7.24 EUR per share for a total consideration of 772,705 EUR.

106,794 shares were repurchased through the central order book of the following exchanges:

Date of repurchase	Exchange	Number of shares	Total amount (EUR)	Total amount (USD)	Average price (EUR)
12-Oct-2026	NASDAQ	9,544	70,782	79,142	7.42
13-Oct-2026	NASDAQ	7,670	56,408	63,109	7.35
14-Oct-2026	NASDAQ	13,975	101,429	113,550	7.26
15-Oct-2026	NASDAQ	39,077	283,200	317,411	7.25
16-Oct-2026	NASDAQ	36,528	260,886	293,576	7.14
Total of the week		106,794	772,705	866,786	7.24

No shares were repurchased through cross trades or block trades.

Since the start of the share buy-back program on the 26th of January 2026, Materialise has bought back 1,732,815 shares for a total amount of 9,747,877 EUR (11,240,989 USD) under the share buy-back program. This corresponds to 2.9% of the total shares outstanding.

Materialise currently holds 1,732,815 of its own shares.

The overview relating to the share buy-back program is available on https://investors.materialise.com/ and will be updated on a weekly basis.

[1]	The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

About Materialise

Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.